Ab 4/27

06008461

SECURI. ... ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 24 2006

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66115

FACING PAGE DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEMSTONE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19321 US HWY 19 N BLDG. C SUITE 320
(No. and Street)

CLEARWATER (City) FL (State) 33764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUGHEED, SCALFARO & COMPANY LLC
(Name – *if individual, state last, first, middle name*)

442 W. KENNEDY BLVD. STE. 160 (Address) TAMPA (City) FL (State) 33606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/18/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DALE TWARDOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEMSTONE SECURITIES LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Rebecca Salas
Commission # DD147136
Expires Sep. 3, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public REBECCA SALAS

Signature

MANAGING PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMSTONE SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2005

LOUGHEED, SCALFARO
& COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Managing Director of
Gemstone Securities, LLC
Tampa, Florida

We have audited the accompanying statement of financial condition of Gemstone Securities, LLC as of December 31, 2005 and the related statements of operations and changes in member's equity and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemstone Securities, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lougheed, Scalfaro & Company LLC

February 13, 2006

4?2 WEST KENNEDY BLVD., SUITE 160 | TAMPA, FLORIDA 33606 | 813.254.2500

GEMSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	24,658
Accounts recievable		35,581
Securities owned, at fair value		35,927
Furniture and equipment, net		3,895
Other assets		5,409
	$	105,470

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	15,195
Member's equity		90,275
	$	105,470

See accompanying notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Investment banking	$	229,135
Other income		59,065
Total revenues		288,200
EXPENSES:		
Employee compensation	$	166,674
Occupancy expenses		17,148
Professional fees		13,452
General and administrative		12,004
License and registration fees		6,998
Communication expenses		3,377
Total expenses		219,653
Net income		68,547
Member's equity- beginning of year		26,728
Member's distributions		(5,000)
Member's equity- end of year	$	90,275

See accompanying notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	68,547
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		732
Increase (decrease) in cash resulting from changes in:		
Accounts receivable		(34,749)
Securities owned, at fair value		(35,927)
Other assets		(571)
Accounts payable and accrued expenses		1,260
Net cash flows from operating activities		(708)
Cash flows from investing activities:		
Purchases of furniture and equipment		(1,045)
Net cash flows from investing activities		(1,045)
Cash flows from financing activities:		
Member's distributions		(5,000)
Net cash flows from financing activities		(5,000)
Net change in cash		(6,753)
Cash at beginning of year		31,411
Cash at end of year	$	24,658
Supplemental cash flows information:		
Cash paid for interest	$	46
Cash paid for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Gemstone Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Limited Liability Company, incorporated on April 4, 2003. The Company provides investment banking services to middle market, private and public companies throughout the United States. The Company became a member of the National Association of Securities Dealers effective January 23, 2004.

The Company's principal business activities include the private placement of securities as well as financial advisory services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – Investment banking revenues are recorded when earned, generally at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues include financial advisory fees earned in connection with private placement transactions. The Company collects non-accountable reimbursement fees to offset the expenses related to due-diligence costs. These fees are recorded as deferred revenue and reduced as due-diligent expenses are incurred. Fees in excess of expenses incurred, if any, are recorded as other income at the end of the contractual arrangement.

Cash and cash equivalents – The Company considers all highly liquid instruments with original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows.

Accounts receivable – Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

Securities owned - Securities owned are comprised of the financial instruments held by the Company. These instruments are recorded at fair value with unrealized gains and losses reflected in current period earnings. Fair values are generally based on listed market prices or broker or dealer price quotations where available. For investments in privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of all available information, including types of securities, current financial information, restrictions on dispositions, and quotations for similar instruments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and equipment – Furniture and equipment are recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets are expensed as incurred.

Depreciation is computed on the straight-line method over the estimated useful lives of the asset which is generally 3 to 7 years.

Income taxes – The Company is a single member limited liability company which is disregarded for income tax purposes. All income or loss is allocated to the Member. Consequently, no provision for income taxes has been included in these financial statements.

Fair value of financial instruments – The estimated fair value of cash and cash equivalents, accounts receivable, securities owned and accounts payable and accrued expenses at December 31, 2005 approximate their respective carrying values.

Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures or contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the periods then ended. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2005:

Office equipment	$	2,622
Furniture		1,388
Computer software		699
Less: accumulated depreciation		(814)
	$	3,895

NOTE 4 – LEASE COMMITMENTS

The Company shares office space with an affiliated entity. The costs of the monthly rent due to a third party lessor and general occupancy costs are split equally with the affiliate. Non-cancelable lease payments applicable to the Company under this lease for the year ended December 31 are estimated as follows:

2006	$	16,140
2007		16,678
2008		17,754
2009		18,292

The Company recorded its portion of lease payment on the straight-line method due to rent holidays received at inception. For the year ended December 31, 2005, the Company incurred $17,148 for its portion of the costs.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $9,025, which was $4,025 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.68 to 1.0 at December 31, 2005.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2005

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

GEMSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THESECURITIES AND EXCHANGE COMMISSION SCHEDULE I
AS OF DECEMBER 31, 2005

Net Capital	
Total member's equity	$ 90,275
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	90,275
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	90,275
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	35,581
Securities owned, at fair value	35,927
Furniture and equipment, net	3,895
Other assets	5,409
	80,812
Net capital before haircuts on securities positions (tentative net capital)	9,463
Haircuts on securities	438
Net capital	$ 9,025
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable - trade	$ 15,195
Total aggregate indebtedness	$ 15,195
Computation of basic net capital requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 2/3% of aggregated indebtedness)	$ 1,013
Minimum net capital required	$ 5,000
Excess net capital	$ 4,025
Ratio: aggregate indebtedness to net capital	1.68 to 1.0

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

A reconciliation is not required as no material differences exist.

GEMSTONE SECURITIES, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
AS OF DECEMBER 31, 2005

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE III
AS OF DECEMBER 31, 2005

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
SCHEDULE IV
AS OF DECEMBER 31, 2005

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

LOUGHEED, SCALFARO
& COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Managing Director of
Gemstone Securities, LLC
Tampa, Florida

In planning and performing our audit of the financial statements of Gemstone Securities, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WEST KENNEDY BLVD., SUITE 160 | TAMPA, FLORIDA 33606 | 813.254.2500

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2006